SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                  PANGEA PETROLEUM CORP.
                     COMMON STOCK
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                      698410 10 7
                     (CUSIP NUMBER)
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               6776 SW Freeway, Suite 620
                  Houston, Texas   77074
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                     OCTOBER 5, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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      RANDALL W. MASSEY
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF,SC
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 2,490,000
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 2,490,000
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,490,000
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         8.5%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Pangea Petroleum Corporation
Common Stock, $.0001 par value.
6776 SW Freeway, Suite 620
Houston, Texas   77074
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:       Randall W. Massey
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(b) Address:      11410 Ella Lee Lane
                  Houston, Texas 77077
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Randall W. Massey, acquired the shares of the Issuer as follows: (1) 2,000,000 shares pursuant to the terms of the Stock Purchase Agreement and Share Exchange between Pangea Petroleum Corporation and Mass Energy, Inc. pursuant to a registration statement on Form S-4 ("Registration Statement") under the Securities Act of 1933,
as amended ("Act"); (2)   440,000 shares from the Company as
compensation for the waiver of principal and interest on a promissory note owed by the Company in the amount of $40,000 from his personal funds pursuant to an exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act; and (3) an option to purchase 50,000 shares pursuant to a registration statement on Form S-8 ("Registration Statement") under the Securities Act of 1933, as amended ("Act") for $50,000. Such amount was paid from his personal funds.
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ITEM 4. PURPOSE OF TRANSACTION.
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The purpose of the transaction was to acquire Mass Energy,
Inc. whereby Mass Energy became a wholly owned subsidiary of the Company and Randall W. Massey became Chief Executive Officer of the Company. This transaction will advance the interests of the Company by adding valuable oil and natural gas leases and associated drilling opportunities to its asset base. Also, the addition of Mr. Massey and the Mass Energy staff will allow the Company to undertake a much broader and more extensive energy development program. In addition, the Company issued S-8 shares to the Reporting Person as compensation for services rendered to the Company as an Officer and issued the 4(2) shares to provide funds to the Company.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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At this time, Randall W. Massey owns a total of 2,490,000 of the issued and outstanding common shares of the Issuer which represents approximately 8.5% of the total issued and outstanding common shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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Attached hereto is a copy of the Stock Purchase Agreement
and Share Exchange between Pangea Petroleum Corporation and Mass Energy, Inc. In addition, enclosed is a copy of the Employment Agreement between the Company and the Reporting Person in which the Reporting Person has options to purchase additional shares of the Company pursuant to a registration statement on Form S-8 ("Registration Statement") under the Securities Act of 1933, as amended ("Act").
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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     1.     Stock Purchase Agreement and Share Exchange
            between Pangea Petroleum Corporation and Mass
            Energy, Inc.;
     2. Employment Agreement dated October 5, 2000 between Randall W. Massey and Pangea Petroleum Corporation.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: October 25, 2000    Signature: /s/Randall W. Massey
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                                        RANDALL W. MASSEY
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